# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zone Frontier, Inc., CIK 0001956741
CUSIP: 184492205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5718 Westheimer Road, Suite 1000, Houston, Texas (TX), 77057
Date of event which requires filing of this statement: 10/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162116

## Reporting persons
- Chris Kostopoulos: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 480,845; sole dispositive power 0; shared dispositive power 480,845; aggregate amount beneficially owned 480,845 (5.66% of the class)
- Aokco Family Office Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 247,512; sole dispositive power 0; shared dispositive power 247,512; aggregate amount beneficially owned 247,512 (2.91% of the class)
- Aokco Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 233,333; sole dispositive power 0; shared dispositive power 233,333; aggregate amount beneficially owned 233,333 (2.75% of the class)

## Item 1. Issuer
Name of issuer: Zone Frontier, Inc.
Address of issuer's principal executive offices: 5718 Westheimer Road, Suite 1000, Houston, Texas 77057

## Item 2. Person Filing
Name of person filing:
(1) Chris Kostopoulos
(2) Aokco Family Office Inc.
(3) Aokco Ltd.
Address of principal business office or, if none, residence: 17 Killarney Road, Toronto Ontario M5P 1L7
Citizenship: (1) Canada (2) Ontario, Canada (3) Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) 480,845
(2) 247,512
(3) 233,333

Chris Kostopoulos may be deemed to beneficially own 480,845 shares of the issuer's common stock, consisting of 247,512 shares of common stock held directly by Aokco Family Office Inc. and 233,333 shares of common stock held directly by Aokco Ltd. Chris Kostopoulos is the control person of each of Aokco Family Office Inc. and Aokco Ltd. and, as a result, may be deemed to share voting and dispositive power over the shares held by each such entity. Chris Kostopoulos disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
Percent of class:
(1) 5.66%
(2) 2.91%
(3) 2.75%

Percent of class beneficially owned is determined based on 8,498,215 shares of the issuer's common stock outstanding, which is derived from the 509,892,887 shares of the issuer's common stock outstanding as reported in the issuer's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on October 28, 2026, as adjusted to give effect to the issuer's 1-for-60 reverse stock split effective as of 12:01 a.m. Eastern Time on October 30, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
(1) 480,845
(2) 247,512
(3) 233,333
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
(1) 480,845
(2) 247,512
(3) 233,333

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1-Joint Filing Agreement

## Signatures
- Chris Kostopoulos: /s/ Chris Kostopoulos, Individual (11/03/2026)
- Aokco Family Office Inc.: /s/ Chris Kostopoulos, Chris Kostopoulos, President and Director (11/03/2026)
- Aokco Ltd.: /s/ Chris Kostopoulos, Chris Kostopoulos, Secretary and Director (11/03/2026)